Financial Report Grupo Financiero Galicia S.A. 20253rd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, November 25, 2025, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the third quarter, ended on September 30, 2025.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Gonzalo Fernández Covaro
Chief Financial Officer

Pablo Firvida
Head of Investor Relations

"The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

Conference Call

November 26, 2025
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1:00 pm pm (Argentina)

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.259,222 million Net income 9M25 period attributable to Grupo Galicia -80% vs. 9M 2024 Net loss per share 3Q 2025 Ps.-54.6 Capital Ratio 21.1% ROE 4.7% -2,510 bp vs. 9M 2024 Efficiency 52.4% +1,560 bp vs. 9M 2024 Employees 10,244 Branches and other points of sale 453 Deposits accounts In thousands 20,193 Credit cards In thousands 14,768 4 Ps.(87,710) million Net loss for the quarter attributable to Grupo Galicia -140% vs. 3Q 2024 ROE (4.7)% -1,990 bp vs. 3Q 2024 Efficiency 65.5% +1,730 bp vs. 3Q 2024 Highlights Nera Market share: Loans to the private sector(1) 15.7% Market share: Deposits to the private sector(1) 17.8% (1) Market share calculated for Banco Galicia and Naranja X (Naranja Digital). (2) ROE without integration expenses: excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in fiscal year 2024) net of income tax. ROE without integrations expenses 6.9%(2) ROE without integrations expenses 1.0%(2)

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Selected ratios Percentages 2025 2025 2024 Variation (bp) 3Q 2Q 3Q vs.2Q25 vs.3Q24 ROA (0.8) 1.9 3.1 (270) (390) ROE (1) (4.7) 9.5 15.2 (1,420) (1,990) Financial Margin 14.5 20.2 28.6 (570) (1,410) Efficiency ratio (2) 65.5 43.1 48.2 2,240 1,730 Capital ratio (3) 21.1 22.3 24.5 (120) (340) NPL Ratio 6.8 5.5 2.7 130 410 Allowance for loan losses / Private-sector financing 7.2 6.4 4.2 80 300 Coverage 105.0 117.9 157.7 (1,290) (5,270) Non-accrual portfolio with guarantees to non-accrual portfolio 3.6 3.3 3.7 30 (10) Cost of risk 12.2 10.9 7.4 130 480 5 Selected financial information (1) The ROE excluding integration costs for 3Q 2025 was 1.0%. (2) The efficiency ratio excluding integration costs for 3Q 2025 was 52.3%. (3) Galicia consolidated with Naranja X.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Net loss attributable to Grupo Galicia for the quarter amounted to Ps.87,710 million, which represented a negative ROA of 0.8% and a negative ROE of 4.7%.

This result is mainly due to loss from Galicia (Ps.103,894 million), Galicia Seguros (Ps.12,481 million) and Naranja X (Ps.6,318 million), offset by the positive result generated by Fondos Fima (Ps.24,708 million).

In the quarter, the financial margin was affected by changes in reserve requirements regulations and a significant increase in rates, which impacted the cost of funding.

Additionally, non-recurring expenses associated with the integration of HSBC's businesses in Argentina (mainly restructuring expenses) totaled Ps.105,343 million (net of income tax).The ROE for the quarter, excluding integration expenses, was 1.0%, while the ROE for the 9-month period, excluding integration expenses, amounted to 6.9%.


Results of the main companies
Galicia
(103,894)
110,172
Naranja X
(6,318)
90,570
Galicia Seguros
(12,481)
(1,654)
Fondos Fima
24,708
22,212
3Q 2025
3Q 2024

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Income Statement						
In millions of pesos, except otherwise noted	2025		2024		Variation (%)	
	3Q	2Q	3Q	vs.2Q25		vs.3Q24
Net interest income	1,245,416	1,287,764	1,004,408	(3)		24
Net fee income	407,304	386,113	337,222	5		21
Net results from financial instruments	46,749	248,477	274,169	(81)		(83)
Gold and foreign currency quotation differences	54,369	65,007	43,694	(16)		24
Other operating income	214,595	201,220	136,769	7		57
Insurance business results	4,058	22,332	35,944	(82)		(89)
Loan loss provisions	(736,466)	(597,705)	(220,764)	23		234
Net operating income	**1,236,025**	**1,613,208**	**1,611,442**	**(23)**		**(23)**
Personnel expenses	(396,198) (1)	(244,385)	(200,149)	62		98
Administrative expenses	(261,829) (2)	(276,694)	(229,391)	(5)		14
Depreciations and devaluations of assets	(66,781)	(70,302)	(49,636)	(5)		35
Other operating expenses	(399,210)	(429,324)	(287,288)	(7)		39
Operating Income	**112,007**	**592,503**	**844,978**	**(81)**		**(87)**
Results from the net monetary position	(287,712)	(300,761)	(504,066)	(4)		(43)
Results from associates and joint ventures	1,834	581	(1,383)	216		(233)
Income tax	86,155 (3)	(109,346)	(118,241)	(179)		(173)
Net income / (loss)	**(87,716)**	**182,977**	**221,288**	**(148)**		**(140)**
Net Income / (loss) Attributable to Non-controlling Interests	(6)	36	(39)	(117)		(85)
Net Income / (loss) Attributable to Grupo Galicia	(87,710)	182,941	221,327	(148)		(140)
Other comprehensive income / (loss)	(140,364)	30,987	22,561	(553)		n.m.
Total comprehensive income / (loss)	**(228,080)**	**213,964**	**243,849**	**(207)**		**(194)**
Total comprehensive income / (loss) Attributable to Non-controlling Interests	(9)	36	(39)	(125)		(77)
Total comprehensive income / (loss) Attributable to Grupo Galicia	(228,071)	213,928	243,888	(207)		(194)

(1) Includes restructuring expenses of Ps.174,283 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.6,594 million.
(2) Includes integration expenses of Ps.7,894 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.13,517 million.
(3) Includes the impact of the items mentioned in the preceding points, which amounts to Ps.56.723 million.

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	3Q	2Q	3Q	vs.2Q25	vs.3Q24
Assets					
Cash and due from banks	8,694,159	6,437,042	8,031,678	35	8
Debt securities	845,889	1,619,583	1,443,918	(48)	(41)
Net loans and other financing	22,059,436	19,821,378	11,591,697	11	90
Other financial assets	7,942,872	9,601,932	7,615,293	(17)	4
Investment in subsidiaries, associates and joint ventures	4,465	2,748	3,564	62	25
Property, bank premises, equipment	1,170,111	1,197,433	970,708	(2)	21
Intangible assets	354,118	361,323	322,869	(2)	10
Other assets	806,223	795,953	296,860	1	172
Assest from insurance and reinsurance contracts	109,819	99,595	89,701	10	22
Assets available for sale	8,867	8,867	25	—	n.m.
Total assets	**41,995,959**	**39,945,854**	**30,366,313**	**5**	**38**
Liabilities					
Deposits	24,540,641	22,855,485	18,055,021	7	36
Financing from financial entities	733,843	567,154	351,619	29	109
Other financial liabilities	5,299,194	4,719,250	4,344,325	12	22
Negotiable obligations	1,644,340	1,462,361	255,997	12	542
Subordinated negotiable obligations	346,115	326,403	323,010	6	7
Other liabilities	1,516,943	1,861,197	935,499	(18)	62
Liabilities from insurance and reinsurance contracts	822,313	813,074	237,608	1	246
Total liabilities	**34,903,389**	**32,604,924**	**24,503,079**	**7**	**42**
Total Shareholders' equity	**7,092,570**	**7,340,930**	**5,863,234**	**(3)**	**21**

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Grupo Galicia Galicia Financial Report Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights

To facilitate comparability, the information corresponding to second quarter of 2025 has been adjusted. The information corresponding to third quarter of 2024 does not include the balances of Galicia Más.

Ps.32,219 million
Net income 9M25 period
-97% vs. 9M 2024

22.1%
Capital Ratio
-430 bp. vs. 3Q 2024

0.7%
ROE
-2,700 bp vs. 9M 2024

3.4% (1)
ROE
without integrations expenses

60.5%
Efficiency
+2,590 bp vs. 9M 2024

14.8%
Market share: Loans to the private sector
+290 bp vs. 3Q 2024

16.4%
Market share: Deposits to the private sector
+640 bp vs. 3Q 2024

332
Branches

6,398
Employees

Ps.(103,893) million
Net income for the quarter
-194% vs. 3Q 2024

5.8%
Portfolio Quality
+140 bp. vs. 3Q 2024

101.5%
Coverage
-1,640 bp. vs. 3Q 2024

11,825
Deposit accounts
In thousands

5,301
Credit Cards
In thousands

(7.3%)
ROE
-1,660 bp vs. 3Q 2024

(0.2%) (1)
ROE
without integrations expenses

75.3%
Efficiency
+2,380 bp vs. 3Q 2024

9.3%
Cost of risk 3Q
+110 bp. vs. 3Q 2024

8.2%
Cost of risk 9M
+60 bp. vs. 9M 2024

93%
Digital clients

(1) ROE without integration expenses: excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in the 2024 fiscal year) net of income tax.

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Results for the quarter

In the third quarter of 2025, Galicia registered a net loss of Ps.103,893 million, Ps.207,483 million (200%) lower than the result of the previous quarter, which represented an annualized negative ROE of 7.3% and an negative ROA of 1.3%.

The operating result was lower by Ps.400,584 million (99%),as a consequence of a lower net operating income and higher personnel expenses.

In the quarter, the financial margin was affected by changes in reserve requirements regulations and a significant increase in rates, which impacted the cost of funding. Additionally, non-recurring expenses associated with the integration of HSBC's businesses in Argentina (mainly restructuring expenses) totaled Ps.101,144 million (net of income tax). The ROE for the quarter, excluding integration expenses, was negative 0.2%, while the ROE for the 9-month period, excluding integration expenses, amounted to 3.4%.

Respect to the third quarter of 2024, the net income was lower by Ps.214,065 million (194%).

The operating result was Ps.567,688 million (99%) lower, as a consequence of a lower net operating income and other operating expenses.

Net operating income was lower by Ps.214,958 million (20%), mainly for higher loan- loss provisions Ps.299,355 million 208%, lower net results from financial instruments for Ps.205,206 million (94%), offset by a higher net interest income for Ps.154,318 million (21%).

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Net interest income	874,956	972,248	720,638	(10)	21
Net fee income	248,643	228,287	187,629	9	33
Net results from financial instruments	13,606	125,244	218,812	(89)	(94)
Gold and foreign currency quotation differences	70,343	62,922	38,643	12	82
Other operating income	96,130	86,506	53,559	11	79
Loan-loss provisions	(443,408)	(353,104)	(144,053)	26	208
Net operating income	**860,270**	**1,122,103**	**1,075,228**	**(23)**	**(20)**
Personnel expenses	(327,336) (2)	(178,914)	(133,339)	83	145
Administrative expenses	(189,685) (3)	(213,055)	(150,568)	(11)	26
Depreciations and devaluations of assets	(58,367)	(57,932)	(39,899)	1	46
Other operating expenses	(278,871)	(265,607)	(177,723)	5	57
Operating income	**6,011**	**406,595**	**573,699**	**(99)**	**(99)**
Results from the net monetary position	(220,865)	(241,704)	(398,657)	(9)	(45)
Results from associates and joint businesses	(3,566)	2,470	(1,596)	(244)	123
Income tax	114,527 (4)	(63,771)	(63,274)	(280)	(281)
Net / (loss)	**(103,893)**	**103,590**	**110,172**	**(200)**	**(194)**
Other comprenhensive income / (loss)	(136,820)	17,018	21,825	n.m.	n.m.
Total comprenhensive income / (loss)	**(240,713)**	**120,608**	**131,997**	**(300)**	**(282)**

(1) Does not include Galicia Más.
(2) Includes restructuring expenses of Ps.167,823 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.6,594 million.
(3) Includes integration expenses of Ps.7,894 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.13,517 million.
(4) Includes the impact of the items mentioned in the preceding points, which amounts to Ps.54,462 million.

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio (1) ROA ROE (1.3)% 1.5% 2.0% 3Q 2025 2Q 2025 3Q 2024 (7.3)% (0.4)% 6.4% 7.5% 9.3% 13.0% 18.9% 27.2% 3Q 2025 2Q 2025 3Q 2024 75.3% 52.3% 47.9% 45.7% 51.5% 1. Does not include Galicia Más 2. Excluding integration expenses (1) (1)

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Yields and rates

Interest-earning assets(1)

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2025				2024		Variation (% | bp)			
	3Q		2Q		3Q 2		vs.2Q25		vs.3Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**17,063,847**	**37.67**	**16,440,858**	**40.22**	**12,138,971**	**50.31**	**4**	**(255)**	**41**	**(1,264)**
Government securities	5,369,111	29.45	5,332,193	38.13	6,094,831	53.83	1	(868)	(12)	(2,438)
Loans	11,551,825	41.37	10,971,017	40.30	5,818,733	45.64	5	107	99	(427)
Other interest-earning assets	142,911	47.65	137,648	114.72	225,407	75.64	4	(6,707)	(37)	(2,799)
In foreign currency	**5,639,101**	**7.18**	**4,547,932**	**5.48**	**1,796,381**	**6.45**	**24**	**170**	**214**	**73**
Government securities	431,741	1.79	432,501	(0.02)	494,618	7.32	—	181	(13)	(553)
Loans	5,181,477	7.70	4,083,608	6.65	1,272,548	5.68	27	105	307	202
Other interest-earning assets	25,884	(9.00)	31,823	(70.16)	29,216	25.23	(19)	6,116	(11)	(3,423)
Interest-earning assets	**22,702,948**	**30.10**	**20,988,790**	**32.69**	**13,935,352**	**44.65**	**8**	**(259)**	**63**	**(1,455)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.
2. Does not include Galicia Más

Average interest-earning assets reached Ps.22,702,948 million, registering an increase of Ps.1,714,158 million (8%), compared to the previous quarter. This increase was mainly the result of a higher volume of of loans in foreign currency for Ps.1,097,869 million (27%) and loans in pesos for Ps.580,808 million (5%).

The average yield on interest-earning assets for the third quarter of 2025 was 30.10%, representing a decrease of 259 bp, compared to the previous quarter.

Compared to the third quarter of 2024, average interest-earning assets increased by Ps.8,767,596 million (63%), mainly due to a higher volume of loans in pesos for Ps.5,733,092 million (99%) and loans in foreign currency for Ps.3,908,929 million (307%), offset by a decrease in the volume of government securities in pesos for Ps.725,720 million (12%).

When copared to the third quarter of 2024, the average yield on interest-earning assets decreased 1,455 bp, mainly justified by lower average yields on other interest-earning assets in foreign currency.

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Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2025				2024		Variation (%|bp)			
	3Q		2Q		3Q[2]		vs.2Q25		vs.3Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**10,006,150**	**31.30**	**8,413,413**	**27.72**	**7,391,396**	**32.13**	**19**	**358**	**35**	**(83)**
Saving accounts	1,535,120	0.02	1,230,094	0.03	1,119,754	0.02	25	(1)	37	—
Time deposits	5,754,191	39.72	4,921,695	34.75	3,403,099	41.14	17	497	69	(142)
Other Deposits	2,046,520	27.76	1,871,243	26.42	2,244,223	33.25	9	134	(9)	(549)
Debt securities	183,926	41.85	176,742	37.04	40,387	50.76	4	481	355	(891)
Other interest-bearing liabilities	486,394	41.41	213,639	28.87	583,933	35.64	128	1,254	(17)	577
In foreign currency	**9,932,530**	**1.60**	**7,266,217**	**1.63**	**3,928,094**	**1.15**	**37**	**(3)**	**153**	**45**
Saving accounts	6,347,010	0.20	5,102,133	0.07	2,977,122	—	24	13	113	20
Time deposits	1,601,041	3.14	777,394	3.26	518,741	2.42	106	(12)	209	72
Other Deposits	531,927	0.76	191,974	0.94	67,001	—	177	(18)	694	76
Debt securities	1,429,794	6.30	1,164,905	7.18	336,541	8.34	23	(88)	325	(204)
Other interest-bearing liabilities	22,758	6.81	29,812	15.17	28,689	15.31	(24)	(836)	(21)	(850)
Interest-bearing liabilities	**19,938,681**	**16.51**	**15,679,630**	**15.63**	**11,319,490**	**21.38**	**27**	**88**	**76**	**(487)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.
2. Does not include Galicia Más

Interest-bearing liabilities reached Ps.19,938,681 million, registering an increase of Ps.4,259,051 million (27%), in relation to the second quarter of 2025. This increase was maily due to higher volume of saving accounts in foreign currency for Ps.1,244,877 million (24%), time deposits in pesos for Ps.832,496 million (17%) and time deposits in foreign currency for Ps.823,647 million (106%).

The average rate on interest-bearing liabilities was 16.51%, registering an increase of 88 bp compared to the previous quarter.

In relation to the third quarter of 2024, there was an increase of Ps.8,619,191 million (76%), mainly due to an increase in saving accounts in foreign currency for Ps.3,369,888 million (113%), time deposits in pesos for Ps.2,351,092 million (69%) and debt securities in foreign currency for Ps.1,093,253 million (325%).

The average rate on interest-bearing liabilities registered a decrease of 487 bp with respect to the third quarter of the previous year, as a consequence of the decrease in the interest rate on debt securities in pesos for 891 bp.

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Net interest income

Net interest income for the quarter amounted to Ps.874,956 million, Ps.97,292 million (10%) lower than the second quarter. In relation to the same quarter of 2024, net interest income was higher for Ps.154,318 million (21%).

Interest Income

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Cash and due from banks	—	6	—	(100)	N/A
Government securities	387,931	410,218	630,685	(5)	(38)
Other financial assets	149	181	—	(18)	N/A
Loans and other financing	1,304,831	1,168,886	672,466	12	94
Non financial public sector	78	79	—	(1)	N/A
Financial sector	29,453	16,087	10,525	83	180
Non-financial private sector	1,275,300	1,152,720	661,941	11	93
Overdrafts	164,511	118,602	70,840	39	132
Promissory notes	354,148	304,550	207,955	16	70
Mortgage loans	101,591	109,194	66,336	(7)	53
Pledge loans	44,015	42,857	13,868	3	217
Personal loans	268,947	267,989	142,863	—	88
Credit-card loans	307,224	283,459	151,870	8	102
Financial leases	5,438	4,963	2,442	10	123
Pre-financing and export financing	23,298	13,972	3,334	67	599
Other	6,128	7,134	2,433	(14)	152
Repurchase agreement transactions	6,914	4,618	22,475	50	(69)
Interest income	**1,699,825**	**1,583,909**	**1,325,626**	**7**	**28**

1. Does not include Galicia Más

Interest income for the quarter reached Ps.1,699,825 million, Ps.115,916 million (7%) higher than the recorded in the previous quarter. This increase was a result of higher interest on loans and other financing for Ps.135,945 million (12%), mainly due to and increase in the volume of loan portfolio. This higher result was offset by a decrease in interest from government securities for Ps.22,287 million (5%).

Compared to the third quarter of 2024, interest income increased by Ps.219,881 million (36%), as a result of higher income from loans and other financing for Ps.632,365 million (94%). Notable increases were observed in credit cards (102%), promissory notes (70%), and personal loans (88%).

These higher results were offset by lower interest from government securities valued at amortized cost for Ps.242,754 million (38%). Additionally, lower interest for repurchase agreement transactions were registered for Ps.15,561 million (69%), operations that from July 2024 were replaced by LEFIs (National Treasury Liquidity Tax Bills).

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Interest expenses totaled Ps.824,869 million, registering an increase of Ps.213,208 million (35%) in relation to the previous quarter, mainly due to and increase in deposits expenses for Ps.171,392 million (31%) and higher expenses from repurchase agreement transactions for Ps.34,646 million.

Compared to the same quarter of 2024, there was an increase of Ps.219,881 million (36%). This increase was a consequence of higher expenses from deposits for Ps.190,637 million (35%), higher expenses from repurchase agreements transactions for Ps.32,431 million (618%), and higher expenses from negotiable obligations for Ps.31,267 million (581%).

Interest expenses

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Deposits	(730,268)	(558,876)	(539,631)	31	35
Current accounts	—	(1)	—	(100)	N/A
Saving accounts	(3,296)	(1,769)	(45)	86	n.m.
Time deposits and term investments	(580,333)	(428,208)	(345,541)	36	68
Other	(146,639)	(128,898)	(194,045)	14	(24)
Financing from financial institutions	(8,279)	(5,296)	(1,552)	56	433
Repurchase agreement transactions	(37,681)	(3,035)	(5,250)	n.m.	618
Other interest-bearing liabilities	(4,813)	(7,677)	(46,418)	(37)	(90)
Negotiable obligations	(36,645)	(28,644)	(5,378)	28	581
Subordinated Negotiable obligations	(7,183)	(8,133)	(6,759)	(12)	6
Interest expenses	**(824,869)**	**(611,661)**	**(604,988)**	**35**	**36**

1. Does not include Galicia Más

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Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Credit cards	113,363	107,018	81,391	6	39
Deposit accounts	46,639	39,191	34,517	19	35
Insurance	4,125	11,310	6,344	(64)	(35)
Financial fees	102	503	315	(80)	(68)
Credit- related fees	1,062	2,277	1,875	(53)	(43)
Foreign trade	15,152	13,968	11,605	8	31
Collections	21,378	22,072	19,965	(3)	7
Utility-Bills collection services	20,116	18,356	15,312	10	31
Mutual Funds	8,439	8,541	7,184	(1)	17
Fees from bundles of products	34,079	34,048	23,398	—	46
Other	32,344	25,207	28,238	28	15
Total fee income	**296,799**	**282,491**	**230,144**	**5**	**29**
Total expenditures	**(48,156)**	**(54,204)**	**(42,515)**	**(11)**	**13**
Net fee income	**248,643**	**228,287**	**187,629**	**9**	**33**

1. Does not include Galicia Más

The net fee income reached Ps.248,643 million, registering an increase of Ps.20,356 million (9%) compared to the second quarter of 2025. This increase was due to higher fee from deposit accounts for Ps.7,448 million (19%) and higher fees from credit cards for Ps.6,345 million (6%). Meanwhile, fee expenses registered an increase for Ps.6,048 million (11%).

In relation to the third quarter of 2024, net fee income registered an increase for Ps.61,014 million (33%). This increase was primarily due to higher credit card fees of Ps.31,972 million (39%), higher deposit fees for Ps.12,122 million (35%) and an increase in fees from bundle of products for Ps.10,681 million (46%), offset by an increase in fee expenses of Ps.5,641 million (13%).

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Net income from financial instruments

Net income from financial instruments was Ps.13,606 million, Ps.111,638 million (89%) lower than Ps.125,244 million registered on the previous quarter. This decrease was mainly due to lower result from government securities for Ps.63,509 million (88%) result of a lower average volume in the quarter. Additionally, there was a lower result from derecognition of assets for Ps.29,360 million (113%) and a lower result from private sector securities for Ps.30,212 million (150%).

In relation to the same quarter of 2024, there was a decrease of Ps.205,206 million (94%). This decrease was due to a Ps.130,659 million (94%) lower result from government securities, lower results from derecognition of assets for Ps.50,610 million (107%) and lower results from private securities for Ps.15,523 million (285%).

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Government securities	8,619	72,128	139,278	(88)	(94)
Private sector securities	(10,081)	20,131	5,442	(150)	(285)
Derivative financial instruments	18,495	7,046	26,906	162	(31)
Forward transactions	18,885	7,046	15,248	168	24
Options	–	–	11,658	—	100
Results of other financial assets/liabilities	(3)	3	—	(200)	N/A
Results from derecognition of assets	(3,424)	25,936	47,186	(113)	(107)
Net income from financial instruments	**13,606**	**125,244**	**218,812**	**(89)**	**(94)**

1. Does not include Galicia Más

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.70,343 million profit, Ps.7,421 million (12%) higher than Ps.62,921 million recorded in the previous quarter and Ps.31,699 million (82%) higher than the third quarter of 2024.

This result includes a gain of Ps.97,822 million from purchase and sale of foreign currency, mainly attributable to a higher volume traded following the lifting of exchange restrictions.

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Other operating income

In the third quarter, other operating income amounted to Ps.96,130 million, registering an increase of Ps.9,624 million (11%) compared to the previous quarter. This higher result was mainly due to the increase in other results for Ps.16,753 million (45%), offset by a decrease in other fee income of Ps.6,530 million (69%).

Compared to the third quarter of 2024, other operating income increased by Ps.42,571 million (79%), mainly due to a rise in other income for Ps.42,117 million (351%).

Other Operating Income					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Other financial income	81	988	5,437	(92)	(99)
Rental of safe deposit boxes	13,899	14,514	12,300	(4)	13
Other fee income	2,960	9,490	2,578	(69)	15
Other adjustments and interest on miscellaneous receivables	25,089	24,166	21,260	4	18
Other	54,101	37,348	11,984	45	351
Total other operating income	**96,130**	**86,506**	**53,559**	**11**	**79**

1. Does not include Galicia Más

Loan-loss provisions

Loan loss provisions for the quarter totaled Ps.443,408 million, Ps.90,304 million (26%) higher than the previous quarter, and higher by Ps.299,355 million (208%) in relation to the same quarter of 2024. This increase was a consequence of a larger portfolio and of a worsening in the delinquency ratios.

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Personnel expenses

Personnel expenses reached Ps.327,336 million, registering a increase of Ps.148,422 million (83%) compared to the second quarter of 2025. During the quarter, severance expenses related to the restructuring plan has been recorded for Ps.167.823 million.

In relation to the third quarter of 2024, personnel expenses increased by Ps.193,997 million (145%).

Administrative expenses

Administrative expenses for the quarter reached Ps.189,685 million, registering a decrease of Ps.23,370 million (11%), compared to the previous quarter, mainly due to lower expenses from maintenance and repairment of goods and IT for Ps.19,477 million (32%) and lower expenses from hired administrative services for Ps.7,065 million (14%).

In relation to the third quarter of 2024, administrative expenses increased for Ps.39,117 million (26%). This increase was a consequence of higher taxes for Ps.11,882 million (39%), hired administrative services for Ps.11,846 million (39%) and maintenance and repairment of goods and IT for Ps.11,401 million (37%).

Administrative Expenses

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Fees and compensations for services	12,657	13,498	14,477	(6)	(13)
Fees to directors and syndics	209	230	230	(9)	(9)
Publicity, promotion and research expenses	7,584	7,360	7,023	3	8
Taxes	42,159	39,020	30,277	8	39
Maintenance and repairment of goods and IT	42,284	61,761	30,883	(32)	37
Electricity and communications	10,196	9,522	8,131	7	25
Representation and mobility expenses	1	39	—	(97)	N/A
Stationery and office supplies	836	1,184	901	(29)	(7)
Hired administrative services	41,889	48,954	30,043	(14)	39
Security	6,411	6,226	4,951	3	29
Insurance	1,625	1,754	1,540	(7)	6
Other	23,834	23,507	22,112	1	8
Total administrative expenses	**189,685**	**213,055**	**150,568**	**(11)**	**26**

1. Does not include Galicia Más

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Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.58,367 million, registering an increase of 1%, compared to the previous quarter.

In relation to the same quarter of the previous year, the result registered an increase of Ps.18,468 million (46%).

Other operating expenses

Other operating expenses for the quarter reached Ps.278,871 million, which represented an increase of Ps.13,264 million (5%) compared to the previous quarter. This increase was due to higher turnover tax for Ps.9,702 million (7%) -mainly from financial operations-, higher other expenses for Ps.9,578 million (361%) and higher charges from other provisions for Ps.3,991 million (56%), offset by lower expenses from other fee-related expenses for Ps.other financial results for Ps.13,691 million (16%).

In relation to the third quarter of 2024, operating expenses increased by Ps.101,148 million (57%), mainly due to a higher turnover tax by Ps.70,123 million (93%) -primarily from operational and financial services-, higher other financial results for Ps.12,230 million and higher other expenses for Ps.13,471 million (352%).

Other Operating Expenses

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Contribution to the Deposit Insurance Fund	8,448	8,564	4,622	(1)	83
Other financial results	12,230	2,652	—	361	—
Turnover tax	145,171	135,469	75,048	7	93
On financial income	121,592	113,972	65,644	7	85
On fees	22,917	20,257	8,134	13	182
On other items	662	1,240	1,270	(47)	(48)
Other fee-related expenses	73,845	87,536	79,885	(16)	(8)
Charges for other provisions	11,098	7,107	6,202	56	79
Claims	10,781	8,791	8,139	23	32
Other	17,298	15,488	3,827	12	352
Total other operating expenses	**278,871**	**265,607**	**177,723**	**5**	**57**

1. Does not include Galicia Más

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Income tax

The income tax charge was a recovery of Ps.114,527 million, compared to a charge of Ps.63,771 million recorded in the second quarter of 2025 and Ps.63,274 million in the third quarter of 2024.

Other comprehensive income

In the third quarter of 2025, Galicia recorded a loss of Ps.136,820 million in other comprehensive income (OCI), mainly from the valuation of government securities.

In relation to the second quarter of 2025, other comprehensive income decreased by Ps.153,838 million, mainly due to a deterioration in the valuation of government securities.

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [2]	vs.2Q25	vs.3Q24
Assets					
Cash and due from banks	8,290,655	6,116,126	7,843,744	36	6
Debt securities	283,783	984,375	1,142,852	(71)	(75)
Net loans and other financing	17,413,390	15,272,263	8,232,924	14	112
Other financial assets	6,231,178	7,682,446	6,770,030	(19)	(8)
Equity investments in subsidiaries, associates and joint businesses	7,886	8,485	8,928	(7)	(12)
Property, bank premises, equipment	1,079,639	1,104,652	878,266	(2)	23
Intangible assets	306,468	313,959	274,071	(2)	12
Other assets	420,243	466,434	101,768	(10)	313
Assets available for sale	8,867	8,868	25	—	n.m
Total assets	**34,042,109**	**31,957,608**	**25,252,608**	**7**	**35**
Liabilities					
Deposits	22,886,038	21,132,332	17,382,832	8	32
Financing from financial entities	290,270	139,921	68,429	107	324
Other financial liabilities	2,694,643	2,060,571	2,015,736	31	34
Negotiable obligations	1,210,115	1,077,893	131,678	12	819
Subordinated negotiable obligations	476,920	454,065	323,010	5	48
Other liabilities	972,851	1,320,560	617,599	(26)	58
Total liabilities	**28,530,837**	**26,185,342**	**20,539,284**	**9**	**39**
Shareholders' equity(3)	**5,511,272**	**5,772,266**	**4,713,324**	**(5)**	**17**
Foreign currency assets and liabilities					
Assets	13,435,558	10,410,592	9,387,312	29	43
Liabilities	13,325,941	10,620,519	9,024,876	25	48
Net forward purchases/(sales) of foreign currency (1)	(42,234)	146,439	(156,496)	(129)	(73)
Net global position in foreign currency	**67,383**	**(63,488)**	**205,940**	**(206)**	**(67)**

(1) Recorded off-balance sheet.
(2) Does not include Galicia Más.
(3) As of September 30, 2025, it includes a negative reserve for other comprehensive income of Ps.160,747 million.

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Level of activity

Financing

As of September 30, 2025, financing to the private sector reached Ps.20,412,058 million, registering an increase of Ps.2,479,289 million compared to the second quarter of 2025, mainly due to an increase in loans in foreign currency for Ps.1,835,825 million and in loans in pesos for Ps.378,950 million. On the other hand, there was a 110% increase compared to the same period of the previous year. This increase was mainly due to higher loans in foreign currency for Ps.4,610,796 million (308%) and higher loans in pesos for Ps.4,226,308 million (67%).

The market share of total loans to the private sector as of September 30, 2025, reached 14.8%, which represented an increase of 30 bps compared to the second quarter of 2025, and an increase of 290 bps compared to the third quarter of 2024.

Financing to the Private Sector(1)

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	3Q	2Q	3Q 3	vs.2Q25	vs.3Q24
In pesos	**13,414,705**	**12,737,951**	**7,569,109**	**5**	**77**
Loans	10,512,948	10,133,998	6,286,640	4	67
UVA-adjusted loans	1,475,494	1,302,595	515,609	13	186
Financial leases	49,651	46,885	21,085	6	135
Other financing(2)	1,376,612	1,254,473	745,775	10	85
In foreign currency	**6,997,353**	**5,194,818**	**2,167,931**	**35**	**223**
Loans	6,109,983	4,274,158	1,499,187	43	308
Financial leases	2,375	2,281	1,563	4	52
Other financing(2)	884,995	918,379	667,181	(4)	33
Total financing to the private sector	**20,412,058**	**17,932,769**	**9,737,040**	**14**	**110**

1. Includes IFRS adjustments.
2. Includes certain off-balance sheet accounts related to guarantees granted.
3. Does not include Galicia Más

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As of September 30, 2025, the loan portfolio and other financing net of provisions reached Ps.17,413,390 million, registering an increase of Ps.2,141,127 million (14%) compared to the previous quarter. Notable increases were observed in promissory notes by Ps.940,468 million (17%), other loans by Ps.935,241 million (455%), and pre-financing and financing of exports by Ps.272,625 million (34%).

In relation to the third quarter of 2024, there was an increase of 112% increase. The main increases were in promissory notes for Ps.3,448,091 million (113%), credit cards for Ps.1,275,008 million (51%) and personal loans for Ps.931,375 million (96%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Financial entities	**392,117**	**244,242**	**102,647**	**61**	**282**
Loans	392,117	244,242	102,647	61	282
Non-financial private sector and residents abroad	**18,117,001**	**15,865,359**	**8,410,823**	**14**	**115**
Loans	17,706,308	15,466,509	8,198,789	14	116
Overdrafts	1,037,961	1,130,580	595,683	(8)	74
Promissory notes	6,499,493	5,559,025	3,051,402	17	113
Mortgage loans	1,038,636	882,820	154,672	18	572
Pledge loans	610,512	533,550	203,251	14	200
Personal loans	1,897,821	1,887,619	966,446	1	96
Credit-card loans	3,770,148	3,854,738	2,495,140	(2)	51
Pre-financing and financing of exports	1,083,165	810,540	185,646	34	483
Other Loans	1,140,744	205,503	152,917	455	646
Accrued interest, adjustments and foreign currency quotation differences receivable	698,990	639,291	420,251	9	66
Documented interest	(71,162)	(37,157)	(26,619)	92	167
Financial leases	52,026	49,166	22,648	6	130
Other financing	358,667	349,684	189,386	3	89
Non-financial public sector	**9,105**	**10,888**	**3,196**	**(16)**	**185**
Total loans and other financing	**18,518,223**	**16,120,489**	**8,516,666**	**15**	**117**
Allowances	**(1,104,833)**	**(848,226)**	**(283,742)**	**30**	**289**
Loans	(1,086,819)	(833,281)	(278,206)	30	291
Financial leases	(3,313)	(2,617)	(468)	27	608
Other financing	(14,701)	(12,328)	(5,068)	19	190
Net loans and other financing	**17,413,390**	**15,272,263**	**8,232,924**	**14**	**112**

1. Does not include Galicia Más

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [2]	vs.2Q25	vs.3Q24
Government securities' net Position	**5,769,584**	**5,934,837**	**6,148,390**	**(3)**	**(6)**
Measured at fair value	**771,146**	**979,243**	**1,166,064**	**(21)**	**(34)**
In pesos	654,766	776,488	973,915	(16)	(33)
Adjusted by CER	42,906	132,650	119,681	(68)	(64)
In foreign currency	73,474	9,084	54,263	709	35
Dual Bond	—	61,021	18,205	(100)	(100)
Measured at amortized cost	**3,139,098**	**2,244,711**	**3,329,595**	**40**	**(6)**
In pesos	1,030,982	165,141	386,820	524	167
Adjusted by CER	1,686,428	1,689,782	2,538,428	—	(34)
In foreign currency	421,688	389,788	360,899	8	17
Lediv	—	—	43,448	N/A	(100)
Measured at fair value through OCI	**1,859,340**	**2,710,883**	**1,652,731**	**(31)**	**13**
In pesos	1,369,136	2,201,708	1,652,731	(38)	(17)
Adjusted by CER	490,204	509,175	—	(4)	N/A
Other receivables resulting from financial brokerage	**9,105**	**10,889**	**3,196**	**(16)**	**185**
Repurchase agreement transactions -Argentine Central Bank	—	—	—	—	—
Loans and other financing	9,105	10,889	3,196	(16)	185
Total exposure to the public sector	**5,778,689**	**5,945,726**	**6,151,586**	**(3)**	**(6)**

1. Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.
2. Does not include Galicia Más

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As of September 30, 2025, net exposure to the public sector reached Ps.5,778,689 million, registering a decrease of 3% compared to the second quarter of 2025. There was a decrease in government securities in pesos measured at fair value through OCI for Ps.832,572 million, offset by an increase in government securities in pesos at fair value for Ps.865,841 million.

In relation to the same quarter of the previous year, there was a decrease of 6%, as a result of a decrease in government securities adjusted by CER at amortized cost for Ps.852,000 million (34%), offset by an increase in government securities in pesos at amortized cost for Ps.644,162 million.

The net exposure to the public sector represents a 17% of the total assets, while in the third quarter of 2024 said exposure represented a 24% of total assets.

Funding and liabilities

Deposits amounted to Ps.22,886,038 million as of September 30, 2025, registering an 8% increase when compared to the previous quarter. There was an increase in other deposits in foreign currency for Ps.909,739 million and in time deposits in foreign currency for Ps.781,954 million. In relation to the third quarter of 2024, there was an increase of 32%. This increase was the result of a higher volume of time deposits in pesos for Ps.2,591,971 million (71%), time deposits in foreign currency for Ps.1,278,909 million (215%) and of other deposits in foreign currency for Ps.975,801 million (69%).

Deposits

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
In pesos	**12,138,405**	**12,571,301**	**9,032,615**	**(3)**	**34**
Current accounts	2,096,166	2,284,896	1,503,347	(8)	39
Saving accounts	1,575,855	1,996,260	1,246,538	(21)	26
Time deposits	6,253,949	4,980,765	3,661,978	26	71
UVA-adjusted time deposits	41,123	170,676	123,049	(76)	(67)
Other	1,968,758	2,969,106	2,249,149	(34)	(12)
Interests and adjustments	202,554	169,598	248,554	19	(19)
In foreign currency	**10,747,633**	**8,561,031**	**8,350,217**	**26**	**29**
Saving accounts	6,471,787	5,977,832	6,331,180	8	2
Time deposits	1,873,917	1,091,963	595,008	72	215
Other	2,398,144	1,488,405	1,422,343	61	69
Interests and adjustments	3,785	2,831	1,686	34	124
Total deposits	**22,886,038**	**21,132,332**	**17,382,832**	**8**	**32**

1. Does not include Galicia Más

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Total deposit accounts as of September 30, 2025, reached 11.8 million, a 5% growth relative to the second quarter of 2025 and with an increase of 52% compared to the same date of the previous year.

The market share of private sector deposits reached 16.4% as of September 30, 2025, registering an increase of 40 bp compared to the second quarter of 2025 and an increase of 640 bp compared to the third quarter of 2024.

Financial Liabilities

Financial Liabilities

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Financial entities	290,270	139,921	68,430	107	324
Financing from credit-card purchases	507,123	841,979	619,312	(40)	(18)
Negotiable obligations	1,210,115	1,077,893	131,679	12	819
Subordinated negotiable obligations	476,920	454,064	323,010	5	48
Creditors from purchases of foreign currency	21,323	86,917	7,703	(75)	177
Collections on account of third parties	831,441	669,377	283,231	24	194
Other financial liabilities	1,334,754	462,298	1,105,488	189	21
Total financial liabilities	**4,671,946**	**3,732,449**	**2,538,853**	**25**	**84**

1. Does not include Galicia Más

Financial liabilities amounted to Ps.4,671,946 million, registering an increase of Ps.939,497 million (25%) compared to the second quarter of 2025. This increase was a result of higher other financial liabilities for Ps.872,456 million (189%). In relation to the third quarter of the previous year, there was an increase of Ps.2,133,093 million (84%). The variation was mainly due to an increase of negotiable obligations for Ps.1,078,436 million and of collections on account of third parties for Ps.548,210 million.

On August 14, Banco Galicia issued Class XXIX of Negotiable Obligations. The Class was issued for a nominal value of US$110 million at a nominal annual interest rate of 6.25% and maturing 12 months from the date of issuance.

28

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Liquidity

Liquidity[(1)]					
Percentages, except otherwise noted	2025		2024	Variation (%)	
	3Q	2Q	3Q[2]	vs.2Q25	vs.3Q24
Cash and due from banks	8,290,655	6,116,126	7,843,744	36	6
Government securities[(1)]	4,883,602	5,851,423	4,892,724	(17)	—
Call-money	66,001	93,985	56,342	(30)	17
Overnight placements in correspondent banks	823,223	158,759	109,705	419	650
Repurchase agreement transactions	(452,079)	100,304	(30,424)	(551)	n.m.
Other financial assets	—	1,458,941	864,979	(100)	(100)
Total liquid assets	**13,611,402**	**13,779,538**	**13,737,070**	**(1)**	**(1)**
Liquidity ratios (%)				**Variation (bp)**	
Liquid assets as a percentage of transactional deposits	94.5	94.3	108.8	20	(1,430)
Liquid assets as a percentage of total deposits	59.5	65.2	79.0	(570)	(1,950)

1. Starting in the second quarter of 2025, all portfolios of government securities (measured at fair value, amortized cost, and fair value through OCI) are included and valued at fair value For comparative purposes, this change was applied retroactively.
2. Does not include Galicia Más.

As of September 30, 2025, the Bank's liquid assets represented 94.5% of the Bank's transactional deposits and 59.5% of its total deposits. This ratios were 94.3% and 65.2% in the second quarter in 2025 and 108.8% and 79.0%, respectively in the third quarter of 2024.

29

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Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.1,176,073 million as of September 30, 2025, representing 5.8% of total financing, recording a 140 bps increase as compared to the second quarter of 2025 and 400 bps increase as compared to the 1.8% recorded in the same quarter of 2024.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 101.5%, compared to 117.9% as of June 30, 2025 and to 184.4% as of September 30, 2024.

Financing Portfolio Quality

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Non-accrual Financings	**1,176,073**	**793,294**	**179,339**	**48**	**556**
With preferred guarantees	41,693	26,585	6,618	57	530
With other guarantees	20,699	14,893	6,284	39	229
Without guarantees	1,113,681	751,816	166,437	48	569
Allowance for loan losses	**1,194,090**	**935,388**	**330,698**	**28**	**261**
Relevant ratios (%)					**Variation (bp)**
NPL Ratio	5.8	4.4	1.8	140	400
Allowance for loan losses to loans to the private sector	5.9	5.2	3.4	70	250
Coverage	101.5	117.9	184.4	(1,640)	(8,290)
Non-accrual loans with guarantees to non-accrual financing	5.3	5.2	7.2	10	(190)
Cost of risk	9.3	8.2	6.4	110	290

1. Does not include Galicia Más

30

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 3Q 2Q 3Q 1 vs.2Q25 vs.3Q24 Allowance for loan losses At the beginning of the quarter 935,388 702,094 255,282 33 266 Changes in the allowance for loan losses Provisions charged to income 416,556 336,074 143,339 24 191 Charge offs (112,941) (60,318) (36,473) 87 210 Inflation effect (44,913) (42,462) (31,450) 6 43 Allowance for loan losses at the end of the quarter 1,194,090 935,388 330,698 28 261 Charge to the income statement Provisions charged to income (416,556) (336,074) (143,341) 24 191 Direct charge offs (26,852) (17,030) (713) 58 n.m. Bad debts recovered 34,361 9,607 3,710 258 826 Net charge to the income statement (409,047) (343,497) (140,344) 19 191 During the quarter, Ps.112,941 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.26,852 million were made. 31 1. Does not include Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Minimum capital requirement (A)	**1,919,793**	**1,746,859**	**1,001,482**	**10**	**92**
Allocated to credit risk	1,628,129	1,484,717	666,169	10	144
Allocated to market risk	45,031	26,277	21,051	71	114
Allocated to operational risk	246,633	235,865	314,262	5	(22)
Computable capital (B)	**5,164,781**	**5,054,707**	**3,240,768**	**2**	**59**
Tier I	5,110,117	4,947,239	3,192,222	3	60
Tier II	54,664	107,468	48,546	(49)	13
Excess over required capital (B) (A)	**3,244,988**	**3,307,848**	**2,239,286**	**(2)**	**45**
Risk weighted assets	**23,404,636**	**21,295,183**	**12,275,986**	**10**	**91**
Ratios (%)					**Variation (bp)**
Total capital ratio	22.1	23.7	26.4	(160)	(430)
Tier I capital ratio	21.8	23.2	26.0	(140)	(420)

1. Does not include Galicia Más.

As of September 30, 2025, the computable capital was Ps.5,164,781 million and the minimum capital requirement was Ps.1,919,793 million, which represented an excess of Ps.3,244,988 million (169%). This excess was Ps.2,239,286 million (224%) as of the same date in 2024.

The capital requirement increased Ps.918,311 million and the computable capital increased Ps.1,924,013 million, compared to the third quarter of 2024.

The total tier 1 capital ratio was 21.8%, a decrease of 420 bps compared to the third quarter of 2024 and a decrease of 160 bps compared to the second quarter of 2025. The most significant variations compared to the last decrease stemmed primarily from the increase in credit APRs, mainly due to the growth in exposures to investment-grade companies and retail clients, and finally, from the increase in market APRs, driven by exchange rate fluctuations. This was offset by the growth in Tier 1 capital, resulting from the increased earnings in the last audited quarter and the greater recognition of IFRS provisions compared to regulatory provisions.

Regarding the change in the ratio between September 2025 and September 2024, the main variations include an increase in the loan portfolio, reflecting greater credit exposure and contributing to the increase in the ratio; an increase in off-balance-sheet items, mainly due to unused credit card balances and current account agreements resulting from regulatory changes; and finally, a reduction in the capital requirement for operational risk, as a result of the implementation of a new calculation methodology, also stemming from a regulatory change.

32

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Naranja X

Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X's biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Financial Report

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.100,147 million Net income 9M25 period attributable to Naranja X -60% vs. 9M 2024 ROE 13.4% -2,810 bp vs. 9M 2024 Efficiency ratio 31.8% -810 bp vs. 9M 2024 2,682 Employees 9,466 Credit cards In thousands 109 Branches and other points of sale 34 Ps.(6,318) million Results for the quarter attributable to Naranja X -107% vs. 3Q 2024 ROE (2.5%) -4,320 bp vs. 3Q 2024 Efficiency ratio 32.5% -520 bp vs. 3Q 2024 Highlights1 8,368 Deposit accounts In thousands Ps.1,926 Average balance of deposits 2Q25 In billions 10.9% Market share: Saving accounts 4.8% Market share: Personal Loans 81% Digital clients (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process. 22.1% Credit and Risk 3Q25 18.8% Credit and Risk YTD

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter[1]

In the third quarter, Naranja X recorded anet loss of Ps.6,318 million, Ps.40,365 million lower compared to the previous year. This variation is mainly explained by a lower operating result.

Net operating income decreased by Ps.41,169 million (13%) compared to the previous quarter. This result was lower mainly due to a decrease in net results from financial instruments for Ps.50,986 million (81%) and an increase in loan loss provisions for Ps.48,456 million (20%). This lower result was partially offset by an increase in net interest income, which amounted to Ps.76,586 million (26%). Compared to the same quarter of 2024, there was a decrease of Ps.145,130 million (35%), mainly due by higher loan loss provision for Ps.216,347 million (282%), which was offset by an increase in net interest income of Ps.98,821 million (37%).

The result for the quarter represented, on an annualized basis, a negative ROA of 0.4% and a negative ROE of 2.5%, while in the third quarter of 2024 they represented 8.4% and 40.71%, respectively.

Income Statement					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	3Q	2Q	3Q	vs.2Q25	vs.3Q24
Net interest income	368,497	291,911	269,676	26	37
Net fee income	165,491	165,036	156,579	—	6
Net results from financial instruments	11,754	62,740	31,945	(81)	(63)
Gold and foreign currency quotation differences	(34,636)	(12,504)	1,734	177	n.m.
Other operating income	50,732	47,368	30,687	7	65
Loan loss provisions	(293,058)	(244,602)	(76,711)	20	282
Net operating income	**268,780**	**309,949**	**413,910**	**(13)**	**(35)**
Personnel expenses	(53,528)	(61,019)	(49,648)	(12)	8
Administrative expenses	(63,965)	(50,047)	(62,482)	28	2
Depreciations and devaluations of assets	(8,795)	(8,297)	(7,800)	6	13
Other operating expenses	(105,436)	(101,691)	(77,277)	4	36
Operating income	**37,056**	**88,895**	**216,703**	**(58)**	**(83)**
Results from the net monetary position	(41,655)	(38,849)	(81,061)	7	(49)
Income tax	(1,749)	(15,969)	(45,072)	(89)	(96)
Net income / (loss)	**(6,348)**	**34,077**	**90,570**	**(119)**	**(107)**
Net Income / (loss) Attributable to Non-controlling	(30)	30	—	(200)	N/A
Net Income / (loss) Attributable to Naranja X	(6,318)	34,047	90,570	(119)	(107)
Other comprehensive income	2,806	995	248	182	n.m.
Total comprehensive income / (loss)	**(3,542)**	**35,072**	**90,818**	**(110)**	**(104)**
Total comprehensive income to Non-controlling Interests	111	79	—	41	N/A
Total comprehensive income / (loss) to Naranja X	(3,653)	34,993	90,818	(110)	(104)

(1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

35

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 36 Profitability and efficiency1 Financial margin Efficiency ratio ROA ROE (0.4)% 2.1% 8.4% 3Q 2025 2Q 2025 3Q 2024 (2.5)% 13.8% 40.7% 3Q 2025 2Q 2025 3Q 2024 18.9% 19.6% 29.3% 3Q 2025 2Q 2025 3Q 2024 32.5% 30.8% 37.7% 3Q 2025 2Q 2025 3Q 2024 (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information[1]

Balance Sheet					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q	vs.2Q25	vs.3Q24
Assets					
Cash and due from banks	323,095	297,794	68,588	8	371
Debt securities	—	—	121,441	—	(100)
Net loans and other financing	4,729,169	4,799,327	3,556,853	(1)	33
Other financial assets	1,406,123	1,473,753	718,349	(5)	96
Property, bank premises, equipment	79,028	81,300	85,462	(3)	(8)
Intangible assets	23,907	22,909	20,836	4	15
Other non-financial assets	215,826	179,517	74,900	20	188
Total assets	**6,777,148**	**6,854,600**	**4,646,429**	**(1)**	**46**
Liabilities					
Deposits	2,105,872	2,034,787	864,365	3	144
Financing from financial entities	517,294	684,712	468,469	(24)	10
Other financial liabilities	2,375,315	2,376,290	2,070,876	—	15
Negotiable obligations	476,825	421,658	128,989	13	270
Other non-financial liabilities	311,450	343,220	185,188	(9)	68
Total liabilities	**5,786,756**	**5,860,667**	**3,717,887**	**(1)**	**56**
Shareholders' equity	**990,392**	**993,933**	**928,542**	**—**	**7**
Shareholders' equity attributable to Non-controlling	1,395	1,285	—	9	N/A
Shareholders' equity attributable to Naranja X	988,997	992,648	928,542	—	7

[1]The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

37

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2025 2025 2024 Variation (%) 3Q 2Q 3Q vs.2Q25 vs.3Q24 Non-accrual loans 568,312 453,840 171,593 25 231 Allowances for loan losses and provisions 637,127 534,708 222,715 19 186 Ratios (%) Variation (bp) NPL Ratio 10.8 9.2 6.1 160 470 Allowance for loan losses to loans to the private sector 12.2 10.8 6.0 140 — Coverage 112.1 124.9 171.0 (1,280) (5,890) Cost of risk 22.1 20.1 11.7 200 1,040 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of September 30, 2025, amounted to 112.1%, compared to 171.0% on the same date of the previous year. 38 Assets quality

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 3Q 2Q 3Q vs.2Q25 vs.3Q24 Allowances for loan losses At the beginning of the quarter 534,708 399,906 182,074 34 194 Changes in the allowance for loan losses Provisions charged to income 288,958 240,809 73,619 20 293 Reversals of allowances for loan losses (207) (79) (324) 162 (36) Charge off (164,813) (79,179) (11,050) 108 n.m. Effect of inflation (21,519) (26,749) (21,604) (20) — Allowance for loan losses at the end of the quarter 637,127 534,708 222,715 19 186 Charge to the income statement Provisions charged to income (288,958) (240,809) (73,620) 20 292 Direct charge offs (4,100) (3,793) (3,091) 8 33 Bad debt recovered 3,445 3,238 1,859 6 85 Net charge to the income statement (289,613) (241,364) (74,852) 20 287 39

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.11,692 million Net income 9M25 period attributable to Seguros +152% vs. 9M 2024 ROE 9.9% +7,580 bp vs. 9M 2024 Combined Ratio 102.2% -1,480 bp vs. 9M 2024 859 2,799 Employees Polices In thousands 41 Clients In thousands Ps.(12,963) million Net income for the quarter attributable to Seguros -629% vs. 3Q 2024 ROE (28.5%) -1,350 bp vs. 3Q 2024 Combined Ratio 96.5% +220 bp vs. 3Q 2024 2,077 Highlights Agencies 12 To facilitate comparability, the information corresponding to the second quarter of 2025 has been adjusted. The information corresponding to the third quarter of 2024 does not include the balances of Galicia Más' insurance companies.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Income from insurance services	149,924	127,179	115,928	18	29
Insurance service expenses	(137,984)	(108,091)	(81,781)	28	69
Net reinsurance expenses	(19,353)	(8,668)	(9,460)	123	105
Insurance financial results	12,653	(31,222)	(18,131)	(141)	(170)
Insurance business results	**5,240**	**(20,802)**	**6,556**	**(125)**	**(20)**
Interest income	15,057	17,532	10,683	(14)	41
Net results from financial instruments	(38,494)	27,415	(3,139)	(240)	1,126
Gold and foreign currency quotation differences	1,605	2,426	2,182	(34)	(26)
Other operating income	8,697	4,787	4,577	82	90
Net operating income	**(7,895)**	**31,358**	**20,859**	**(125)**	**(138)**
Personnel expenses	(6,250)	2,276	(10,181)	(375)	(39)
Administrative expenses	(1,811)	(5,677)	(9,482)	(68)	(81)
Depreciations and devaluations of assets	874	(3,586)	(1,292)	(124)	(168)
Other operating expenses	(290)	(395)	(17)	(27)	n.m.
Operating income	**(15,372)**	**23,976**	**(113)**	**(164)**	**n.m.**
Results from the net monetary position	(3,828)	(3,024)	(8,049)	27	(52)
Income tax	6,233	(7,620)	6,346	n.m.	(2)
Net income / (loss)	**(12,967)**	**13,332**	**(1,816)**	**(197)**	**614**
Net Income / (loss) Attributable to Parent Company's Owners	(4)	35	(39)	(111)	(90)
Net Income / (loss) Attributable to Non-controlling Interests	(12,963)	13,297	(1,777)	(197)	(629)
Other comprehensive income	(7,926)	283	7	(2,901)	n.m.
Total comprehensive income / (loss)	**(20,893)**	**13,615**	**(1,809)**	**(253)**	**n.m.**
Total comprehensive income / (loss) Attributable to Non-controlling Interests	(4)	35	(40)	(111)	(90)
Total comprehensive income / (loss) Attributable to Parent Company's Owners	(20,889)	13,580	(1,769)	(254)	n.m.

1. Does not included Galicia Más

42

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE (4.6)% 5.0% (1.7)% 3Q 2025 2Q 2025 3Q 2024 (28.5)% 30.1% (15.0)% 3Q 2025 2Q 2025 3Q 2024 96.5% 116.4% 94.3% 3Q 2025 2Q 2025 3Q 2024 116.4% 87.1% 110.4% 3Q 2025 2Q 2025 3Q 2024 (1) 1. ROE impacted by the transition from IFRS 4 to IFRS 17 for Insurance Contracts. 2. Does not include Galicia Más (2) (2) (2) (2)

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 3Q 2Q 3Q 1 vs.2Q25 vs.3Q24 Assets Cash and due from banks 15,844 8,764 3,326 81 376 Debt securities 474,740 530,335 89,548 (10) 430 Other financial assets 344,001 324,369 64,437 6 434 Property, bank premises, equipment 8,538 8,570 7,501 — 14 Intangible assets 21,404 21,869 23,470 (2) (9) Assets for insurance and reinsurance contracts 109,819 99,595 89,701 10 22 Other non-financial assets 111,342 116,959 78,157 (5) 42 Total assets 1,085,688 1,110,461 356,140 (2) 205 Liabilities Liabilities for insurance and reinsurance contracts 822,310 813,074 237,647 1 246 Other non-financial liabilities 100,189 113,305 71,485 (12) 40 Total liabilities 922,499 926,379 309,132 — 198 Shareholders' equity 163,189 184,082 47,008 (11) 247 44 Selected financial information 1. Does not included Galicia Más

Financial Report Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights

> To facilitate comparability, the information corresponding to the second quarter of 2025 has been adjusted. The information corresponding to the third quarter of 2024 does not include the balances of Galicia Más.

Ps.83,697 million
Net income 9M25 period
+40% vs. 9M 2024

Ps.10,800
Assets under management
In billions
+28% vs. 3Q 2024

15.4%
Market share
+260 bp vs. 3Q 2024

Ps.24,708 million
Results for the quarter
+11% vs. 3Q 2024

30
Employees

30
Assets under management

46

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Income Statement In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 3Q 2Q 3Q 1 vs.2Q25 vs.3Q24 Net results from financial instruments 4,780 6,754 5,920 (29) (19) Gold and foreign currency quotation differences 454 193 17 135 n.m. Other operating income 53,357 49,665 41,608 7 28 Net operating income 58,591 56,612 47,545 3 23 Personnel and administrative expenses (5,288) (3,259) (2,727) 62 94 Other operating expenses (3,270) (4,721) (2,616) (31) 25 Operating income 50,033 48,632 42,202 3 19 Results from the net monetary position (6,477) (4,725) (6,332) 37 2 Income tax (18,848) (15,263) (13,658) 23 38 Net income 24,708 28,644 22,212 (14) 11 47 Results for the quarter 1. Does not included Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Assets under management

Assets under management

In millions of pesos, except otherwise noted

	2025		2024	Variation (%)	
	3Q	2Q	3Q [1]	vs.2Q25	vs.3Q24
Fima Acciones	57,655	80,475	92,353	(28)	(38)
Fima P.B. Acciones	40,967	52,269	55,867	(22)	(27)
Fima Renta en Pesos	65,964	126,939	126,981	(48)	(48)
Fima Ahorro Pesos	382,268	419,765	405,875	(9)	(6)
Fima Renta Plus	51,296	93,558	89,345	(45)	(43)
Fima Premium	7,591,435	7,707,252	6,992,443	(2)	9
Fima Ahorro Plus	238,721	396,747	404,347	(40)	(41)
Fima Capital Plus	106,566	114,076	166,322	(7)	(36)
Fima Abierto Pymes	29,427	24,378	15,014	21	96
Fima Mix I	26,922	27,879	31,653	(3)	(15)
Fima Premium Dolares	1,549,706	942,734	—	64	—
Fima Mix II	11,638	10,174	8,172	14	42
Fima Renta Fija Internacional	3,985	4,180	7,033	(5)	(43)
Fima Sustentable ASG	7,194	5,454	5,071	32	42
Fima Acciones Latinoamericanas Dólares	627	579	639	8	(2)
Fima Renta Fija Dólares	132,482	102,024	4,280	30	n.m.
Fima Mix Dólares	109,675	137,964	38,072	(21)	188
HF Renta Fija Estratégica	18,899	32,240	—	(41)	N/A
HF Renta Dolares	6,535	8,646	—	(24)	N/A
HF Infraestructura PPERel	80,813	74,175	—	9	N/A
HF Acciones Líderes	19,542	26,884	—	(27)	N/A
HF Acciones Argentinas	10,253	14,413	—	(29)	N/A
HF Pesos	111,075	374,837	—	(70)	N/A
HF Pesos Renta Fija	5,843	18,379	—	(68)	N/A
HF Pesos Plus	57,745	108,986	—	(47)	N/A
HF Renta Fija Argentina	9,851	16,469	—	(40)	N/A
HF Desarrollo Abierto PYMES	35,915	35,044	—	2	N/A
HF Infraestructura II	9,277	9,454	—	(2)	N/A
HF Retorno Total	21,105	29,985	—	(30)	N/A
HF Balanceado	6,172	19,683	—	(69)	N/A
Assets under management	**10,799,553**	**11,015,642**	**8,443,467**	**(2)**	**28**

1. Does not included Galicia Más

48

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 3Q 2Q 3Q 1 vs.2Q25 vs.3Q24 Assets Cash and due from banks 15,364 16,332 14,127 (6) 9 Debt securities 1 8,500 922 (100) n.m. Net loans and other financing 10 2 — 400 — Other financial assets 143,987 104,430 51,017 38 182 Other non-financial assets 92 1,842 76 (95) n.m. Total assets 160,254 131,632 66,167 22 142 Liabilities Other non-financial liabilities 33,701 29,788 24,357 13 38 Total liabilities 33,701 29,788 24,357 13 38 Shareholders' equity 126,553 101,844 41,810 24 203 49 Selected financial information 1. Does not included Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Relevant information

Dividends

On October 13, 2025, and November 12, 2025, Grupo Galicia paid cash dividends of Ps.35,845 million and Ps.36,589 million, respectively, as approved by the Shareholders' Meeting held on April 29, 2025.

Negotiable obligations

On November 14, 2025, Banco Galicia issued Class XXX Negotiable Obligations for a nominal amount of US$144 million at an annual nominal interest rate of 6%, with a 12 months maturity.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

ESG

Sustainable agriculture: Galicia + Bayer + Nera alliance

In July, Banco Galicia relaunched the Bayer Green Credit, a financial initiative that acknowledges and rewards producers committed to regenerative agricultural practices under the PRO Carbono Program. This innovative proposal transforms sustainability into a profitable business model, fostering a more conscious and economically viable approach to farming.

FOVE Mendoza: Green Solutions for Sustainable Cities

On August 6, Banco Galicia, in collaboration with the Municipality of Mendoza, took part in the third edition of the Green Fund for Environmental Sustainability (FOVE). Due to its commitment, Galicia continues to support projects that leverage nature-based solutions to build greener, more innovative, and resilient cities. This initiative showcases how cross-sector collaboration can drive lasting impact.

Multiplica Day: Inspiration That Turns into Action

On September 11, Banco Galicia hosted the second edition of Multiplica Day, a space designed to reconnect with what makes us move. Over 300 members of the Galicia Team and partner social organizations took part in immersive experiences, inspiring talks, and activities that encourage environmental care, knowledge sharing, talent development, and the embodiment of our core values.

51

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Regulatory changes

Minimum Cash Requirement. Adjustments

The BCRA implemented the following measures:

- **Reserve requirements on U.S. dollar accounts**
  Through Communication "A" 8301, a 25% reserve requirement was established for deposits in U.S. dollar checking accounts.

- **Daily measurement of reserve requirements**
  As of August 18, Communication "A" 8302 stipulates that compliance with the minimum reserve requirements is calculated on a daily basis, eliminating the possibility of carrying forward shortfalls.

- **Temporary increase in reserve requirements**
  Between August 19 and November 28, 2025, minimum cash requirements will be increased by 5 percentage points for:
  - Transactional deposits subject to minimum reserve requirements.
  - Peso deposits linked to mutual funds (money market), reverse repos, and passive securities lending transactions.

  This applies to Group A entities and branches/subsidiaries of G-SIBs not included in that group. Permitted integration: peso-denominated government securities issued by the National Treasury, acquired through special auctions as of August 18.

- **Partial integration with government securities**
  As of August 19, all entities may integrate up to 3 percentage points of the applicable rates on transactional deposits in pesos (checking accounts, savings accounts, and unused overdraft balances) with peso-denominated government securities issued by the National Treasury, acquired through primary subscription as of August 18

- **Net position in repos and securities lending**
  Through Communication "A" 8305, as of September 2025, reverse repo transactions and securities lending (borrower positions) will be computed based on their net negative position, provided they have the same maturity and are carried out in markets authorized by the CNV, for purposes of minimum reserve requirement calculations.

- **Additional increases in integration and requirements**
  According to Communication "A" 8306:
  - As of August 25, 2025, the proportion of the requirement applicable to transactional deposits in pesos (checking accounts, savings accounts, and other accounts) that can be integrated with government securities acquired under the established conditions will be increased by 2 percentage points.
  - As of September 1, 2025, the requirement for all peso-denominated obligations subject to fractional reserve requirements will be increased by 3.5 percentage points, also integrable with government securities under the detailed conditions.

- **New computation scheme and daily minimums**
  Through Communication "A" 8350, as of November 1, 2025, compliance with the minimum reserve requirement in pesos will be calculated based on the monthly average of daily balances of the admitted concepts. In addition, entities must meet a daily minimum integration that cannot be less than 95% of the total peso requirement for the period.

52

Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima 53 Net Global Foreign Currency Position Through Communication “A” 8311, the BCRA established: • As of August 2025, the daily spot position in foreign currency may not be increased on the last business day of the month compared to the previous day’s balance. • Starting December 1, 2025, the global net negative position in foreign currency must be met on a daily basis. Furthermore, when the daily spot position in foreign currency is negative, it may not exceed 30% of the computable regulatory capital corresponding to the previous month.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Glossary and additional information

↘

Combined ratio: (insurance service expenses + net reinsurance expenses + insurance financial results) / (insurance service income).

Cost of risk: loan-loss provisions / average financing.

Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

Digital clients: number of customers with login in digital channels in the last 30 days.

Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (net interest income + net fee income + net result from financial instruments + foreign currency quotation differences + insurance business results + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Efficiency ratio without integration expenses: Excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in the 2024 fiscal year).

Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

ROA: net income attributable to the company on average assets.

ROE: net income attributable to the company on average shareholders' equity.

ROE without integration expenses: Excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in fiscal year 2024) net of income tax.

N/A: not applicable.

n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%.

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Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Inflation, exchange rate and interest rates 2025 2025 2025 2024 2024 3Q 2Q 1Q 4Q 3Q Consumer price index (IPC) (1) 9,384.0922 8,855.5681 8353.3158 7694.0075 7122.2421 Consumer price index (IPC) (%) 5.97 6.01 8.57 8.03 12.13 Wholesale price index (IPIM) (%) (2) 9.96 4.25 4.70 3.46 7.30 Acquisition value unit (UVA) (3) 1,599.50 1,517.83 1,396.00 1,300.85 1,180.35 Exchange rate (Ps./US$) (4) 1,366.58 1,194.08 1,073.88 1,032.50 970.92 Badlar (5) (quartely averages) 42.83 32.69 29.89 36.72 38.36 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Adquisition Value Unit: BCRA (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 55

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

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